UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: April 24, 2015

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

Noah Files its Annual Report on Form 20-F

SHANGHAI, CHINA — April 24, 2015 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2014 with the U.S. Securities and Exchange Commission on April 24, 2015.

The annual report can be accessed on Noah’s investor relations website at http://ir.noahwm.com/. The Company will provide hard copies of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. Noah distributed US$10.3 billion of wealth management products in 2014 and had a total of US$8.1 billion of assets under management as of December 31, 2014.

Noah distributes a wide array of wealth management products including fixed income products, private equity funds, mutual funds and insurance products. Noah also manages private equity funds, real estate funds, hedge funds, and other assets through Gopher Asset Management. In addition, in the second quarter of 2014, the Company launched a proprietary internet finance platform to provide financial products and services to white-collar professionals in China. Noah delivers customized financial solutions to clients through a network of 779 relationship managers across 94 branches and sub-branches in 63 cities in China, and serves the international investment needs of its clients through a wholly-owned subsidiary in Hong Kong. The Company’s wealth management business had 70,557 registered clients as of December 31, 2014 and 9,010 active clients in 2014.

Noah has won numerous awards including Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, Forbes’ Best Potential Business in China award in 2015, Deloitte’s Technology Fast 500 Asia Pacific award in 2013, and STCN’s Best Third Party Wealth Management Company award in 2014.

For more information please visit Noah at http://www.noahwm.com.

Contacts:

Noah Holdings Limited

Kevin Yang, Investor Relations Director

Tel: +86 21 2510 0889

ir@noahwm.com